

November 28, 2012

<u>Via E-mail</u>
Janet D. Olsen
Chief Legal Officer
Artisan Partners Asset Management Inc.
875 E. Wisconsin Avenue, Suite 800
Milwaukee, WI 53202

> **Re: Artisan Partners Asset Management Inc.**
> **Registration Statement on Form S-1**
> **Filed November 1, 2012**
> **File No. 333-184686**

Dear Ms. Olsen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please complete the blanks and revise to include all non-Rule 430A information in your next amendment. Note that information regarding the number of securities to be offered is not information that may be omitted pursuant to Rule 430A. Also confirm that any preliminary prospectus that you circulate will include all non-Rule 430A information. Finally, please include the exhibits to the registration statement with your next amendment.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Performance and Assets Under Management Information Used in this Prospectus, page iii

3.   Please tell us why you have not presented in the prospectus the accounts with socially-based restrictions and the accounts managed in a currency other than U.S. dollars.

Summary, page 1

4.   We note that your disclosure on pages 1-6 focuses on your strengths and strategy and leaves balancing disclosure for later in the prospectus. We also note that identical disclosure appears in the Business section on pages 130-136. Your summary should provide a balanced overview of the most significant aspects of your offering or business, not merely repeat the text of the prospectus and recite details regarding the positive aspects of the investment and your business or industry. We also note extensive repetition throughout the summary itself. Please revise.

5.   Please revise to remove promotional language from your prospectus or provide independent, objective support for the claims. As nonexclusive examples, we note your disclosure on pages 1 and 2 of your "record of investment excellence," success in producing attractive investment results, "track record of investment success," "superior investment performance," and "attractive range of high value-added equity investment strategies."

6.   We note your disclosure, such as in the first paragraph, that 11 of your 12 investment strategies have outperformed their respective benchmarks, on a gross and net basis, since inception. Please provide equally prominent disclosure that you have also had periods in each strategy in which you have underperformed those relevant benchmarks and describe how your investment strategies have performed with respect to their benchmarks more recently, such as in the last few years.

Our Business, page 1

7.   Please briefly explain the H&F preference when first mentioned in the last paragraph of this section.

Expand Distribution and Focus on Investment Strategies . . . , page 6

8. Please revise to clarify or quantify the "significant investment capacity" mentioned in the third sentence and the "significant part" of your net client cash flows mentioned in the last sentence of the first paragraph of this section.

Why We Are Going Public, page 7

9. Please revise the first bullet point to explain how becoming a public company preserves your independence.

Our Structure and Organization, page 8

10. We note the organization chart included on pages 8 and 49. Please ensure that the graphics included in your prospectus are clear and legible.

Risk Factors, page 22

The loss of key investment professionals or members of our senior management . . . , page 22

11. Please revise this section to discuss the expected departures of Janet D. Olsen and Karen L. Guy disclosed on pages 158 and 167.

We may not be able to maintain our current fee structure . . . , page 26

12. Please revise to quantify how much above average your fees are. Other than with respect to some of your more recent investment strategies described in the risk factor, please also disclose whether you have had to lower your fees in response to competitive pressure or otherwise.

If our techniques for managing risk are ineffective . . . , page 31

13. Please expand your disclosure to describe any material risks related to your lack of corporate-level risk management policies related to market risk or exchange rate risk, disclosed on pages 128-129.

Our indebtedness may expose us to material risks, page 31

14. Please revise this section and where appropriate to clarify the substantial indebtedness that will continue to be outstanding after giving effect to the application of net proceeds from the offering. Please also revise this section to clarify the related substantial portion of your cash flow that could be required for debt service.

The cost of insuring our business is substantial and may increase, page 33

15.   Please revise to quantify your "substantial" insurance costs and to explain the types of insurance coverage that may not be available or may be available only at prohibitive costs.

The regulatory environment in which we operate . . . , page 35

16.   Please revise the last paragraph to clarify when the IRS regulations implementing FATCA become effective.

Our ability to pay taxes and expenses . . . , page 39

17.   Please revise the last sentence to clarify the interest rate.

Risks Related to this Offering . . . , page 43

18.   Please describe the risk to holders of your Class A common stock related to your indemnification provisions, such as those disclosed on page 69, and the provision of your restated certificate of incorporation regarding corporate opportunities mentioned on pages 189-190.

Anti-takeover provisions in our restated certificate of incorporation . . . , page 46

19.   Please revise this section to describe the risk to holders of your Class A common stock related to anti-takeover provisions in your restated certificate of incorporation and amended and restated bylaws including (1) advance notice requirements, (2) limits on written consents, (3) limits on special meetings, and (4) the authority given to your board of directors to adopt, amend, or repeal the bylaws while similar shareholder action requires a supermajority vote.

Unaudited Pro Forma Consolidated Financial Information, page 81

20.   We note that in August 2012, you issued $200 million in unsecured notes and entered into a $100 million five-year revolving credit agreement. You used the proceeds of the notes and $90 million drawn from the revolving credit facility to prepay all of the then-outstanding principal amount of your $400 million term loan. Tell us what consideration you gave to presenting the pro forma impact of this financing transaction. In this regard, we note that footnote (d) to your pro forma statement of operations eliminates the historical interest expense associated with the principal amount draw under Artisan Partners Holdings' revolving credit facility that will be repaid with a portion of the net proceeds of this offering.

Notes to Unaudited Pro Forma Consolidated Statement of Financial Position, page 87

Note (b), page 87

21.   As discussed under your risk factor on page 41 titled, "In certain cases, payments under the tax receivable agreements to our existing owners may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreements," we note a change of control could impact your obligations under the tax receivable agreements. Given your risk factor on page 24 titled, "We expect a change of control of our company to occur approximately one year after the completion of this offering . . . ," please expand your disclosures to discuss the potential impact of such a change in control on your accounting for the tax receivable agreement.

Unaudited Pro Forma Consolidated Statements of Operation, pages 82 and 83

22.   We note Artisan Partners Holdings' intention to distribute retained profits to its pre-offering partners and your pro forma balance sheet adjustment for this distribution. Please address the need to provide a pro forma statement of operations adjustment to reflect compensation expense for any distribution to your employee-partners.

Management's Discussion and Analysis of Financial Condition . . . , page 94

Distribution and Marketing, page 104

23.   Please revise to clarify the "significant portion" of Artisan Funds' shares that are held by investors through intermediaries.

Results of Operations, page 107

Operating Expenses, page 108

24.   We note that the changes in value of your Class B liability awards fluctuated significantly from the six month period ended June 30, 2012 to the years ended December 31, 2011 and December 31, 2010. Please revise your disclosure to more clearly discuss the factors contributing to significant changes in the value of your class B liability awards. In this regard, we note your disclosure on page 112 that the increase in value during 2010 was due to the increase in your assets under management and improved revenues. We also note that your average assets under management and revenues have increased further in 2011, however there was a decrease in the fair value of you Class B liability awards. Please explain the underlying factors that drove this decrease.

Liquidity and Capital Resources, page 119

25.   Notwithstanding the numerous factors affecting your obligations to make payments under the tax receivable agreements, please expand your disclosure to provide quantitative disclosures similar to what you have provided on pages 40 and 41. Also disclose how you intend to fund the required payments.

26.   With reference to your risk factor on page 42 titled, "We may be required to make a cash payment to the H&F holders in 2016, or earlier upon a change of control," please expand your disclosures to quantify the maximum aggregate payment under your agreement with H&F holders and how you intend to fund that payment.

Certain Contractual Obligations, page 123

27.   Please include disclosure for the tax receivable agreements and your payment obligation to H&F holders as part of your contractual obligations table. To the extent that you are unable to estimate the payments and/or timing of the payments, please disclose these obligations as a footnote to the contractual obligations table.

Critical Accounting Policies and Estimates, page 124

Equity-Based Compensation, page 126

28.   We note that subsequent to April 6, 2011, to estimate the fair value of each of Class B limited partnership interest, you first determine the value of the business based on the probability weighted expected return method. Please revise your disclosure to discuss how you considered the value of your GP units, Class A common units, and redeemable preferred units in your calculation of the fair value of Class B limited partnership interest.

Business, page 130

Investment Strategies and Performance, page 136

29.   We note your disclosure on page 139 of assets under management in Non-U.S. Growth, Non-U.S. Small-Cap Growth and Global Equity strategies. We also note that these strategies invest primarily in stocks of non-U.S. companies, diversified by country, industry and issuer. Due to the recent uncertainties with regard to certain European counties, please revise your disclosure to provide additional information about your exposure to European countries (e.g. disclosure of aggregate exposure or separate quantification of exposure to each country of concern).

Board Oversight of Risk Management, page 160

30.   Please expand your disclosure in this section to address the following:

• Reconcile your disclosure in this section that your board "exercises" its responsibilities, in part, through its three committees with your disclosure on page 161 indicating that you have not yet established these three committees.

• Describe the "major risks" for which your audit committee is responsible and the "various exposures to risk" for which your senior management is responsible.

• Describe how your board assesses or monitors market risk, foreign currency exchange rate risk, and interest rate risk.

Annual Discretionary Cash Incentive Compensation, page 165

31.   Please revise to discuss the types of performance benchmarks that will be considered when determining the level of cash incentive compensation awards.

Equity Compensation Awards . . . , page 166

32.   Please revise the first paragraph of this section to describe the "appropriate circumstances" that will result in future performance awards. Please also revise your disclosure on page 167 to explain why Mr. Colson was granted additional Class B limited partnership interests in 2011.

Statement Regarding Transactions with Affiliates, page 180

33.   Please revise this section to describe the role of your Audit Committee with respect to transactions with affiliates. We note your disclosure in the last bullet point of "Audit Committee" on page 161.

Description of Capital Stock, page 184

34.   You may not qualify this section by reference to the Delaware General Corporation Law. Please revise.

Financial Statements

Artisan Partners Holdings LP and Subsidiaries, page F-14

General

35.   Please revise your financial statements for the three years ended December 31, 2011 to reflect the required retrospective adoption of the Financial Accounting Standards Board's Accounting Standards Update No. 2011-05. See ASC 220 for guidance. Revise your disclosures under the recent accounting pronouncements section on page F-25 as well.

Consolidated Statements of Financial Position, page F-14

Consolidated Statements of Changes in Partners' Equity (Deficit) . . . , page F-16

36.   With reference to ASR 268, please revise your financial statements to clearly present your redeemable Class C interests separately from your partners' equity. In this regard, we note your redeemable Class C interests should not be included in your total equity (deficit). Also address this issue as it relates to your interim financial statements.

Item 16. Exhibits and Financial Statement Schedules, page II-2

37.   Please file as an exhibit the agreement with Artisan Partners Launch Equity Fund LP to serve as investment manager described on page 180. Alternatively, please explain to us why you are not required to do so under Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Pechenik at (202) 551-3541 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director